EXHIBIT 99.1

Order from Shanghai for 137 Volvo buses

GOTEBORG, Sweden, Dec. 21, 2004 (PRIMEZONE) -- Volvo Buses has received an order from Shanghai, China, for 137 city buses. This is the first order from Shanghai for Volvo's modernized B7R Mk II city bus chassis.

The order was placed by Volvo Buses' largest customer in China, the Bashi Group. The company is the biggest player on the city bus market in Shanghai. Its fleet consists of around 1,200 Volvo buses, most operating on the prestigious inner city routes.

The order includes 100 modernised Volvo B7R Mk II chassis. One of the many new features on the chassis is all-round disk brakes. It is now also simpler for passengers to get on and off the bus. The step onto the bus has been lowered from 725 mm to 600 mm. This has helped the buses being classed as ``high grade", the highest class for city buses in China.

Many of the chassis' components are supplied to China from Volvo Buses' factory in Boras, Sweden, but the chassis are assembled at Volvo Buses' joint-venture, Sunwin Bus in Shanghai. They also produce the bodies. Sunwin Bus is jointly and equally owned by Volvo Buses and Shanghai Automotive Industry Corporation. The delivery of the 137 buses will start now and continue during the first quarter of 2005.

December 21, 2004

For further information, please contact

Francois Dullaert, General Manager at Sunwin Bus on: +86 21 64 89 72 88 or Per-Martin Johansson, Media Relations, on: +46 31 322 52 00

Volvo Bus Corporation is the world's second-largest manufacturer of large buses and coaches. The range comprises complete vehicles, chassis, bus bodies, transport system solutions for metropolitan traffic, leasing, financing and service contract maintenance. Volvo Bus Corporation is part of the Volvo Group, one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service.

This information was brought to you by Waymaker http://www.waymaker.net

The following files are available for download:

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=59560&fn=wkr0001.pdf

http://wpy.waymaker.net/client/waymaker1/WOLReleaseFile.aspx?id=59560&fn=wkr0010.doc